SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




          RYANAIR LAUNCHES 1ST DOMESTIC ROUTES IN FRANCE AND GERMANY

                    MARSEILLE - PARIS AND FRANKFURT - BERLIN

                           25,000 SEATS - EUR10 ALL IN


Ryanair, Europe's largest low fares airline today (Wednesday, 19th March 2008) announced that its first domestic routes in France (Marseille to Paris) and Germany (Frankfurt to Berlin) will start in May. For too long, French and German passengers have been forced to suffer Air France and Lufthansa's high fares and fuel surcharges for the 'privilege' of air travel within their own countries. These new routes will slash the cost of domestic travel and will save French and German consumers over Eur26m per annum.

Welcoming the announcement, Ryanair's Peter Sherrard said:

            "French and German passengers will now enjoy Ryanair's guaranteed lowest fares within their own countries. 200,000 German passengers will save Eur20m p.a. and 60,000 French passengers will save
            Eur6m p.a. compared to Lufthansa and Air France's high fares.

            "These two new routes will go on sale from 10.00am tomorrow, and to celebrate, Ryanair is releasing 25,000 seats on these routes for just Eur10 including taxes until midnight Monday. We advise passengers to book immediately as our guaranteed lowest fares will sell in record time".


Ends.                              Wednesday, 19th March 2008

For further information:

Peter Sherrard - Ryanair           Pauline McAlester  - Murray Consultants

Tel: 00 353 1 812 1228             Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 March, 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director